UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; the proposed transactions between an affiliate of Golden Meditech Holdings Limited and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership); and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months ended June 30, 2017 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2017

	March 31,	June 30,
	2017	2017
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	3,510,264	3,724,699	549,422
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; June 30, 2017: RMB53,475 (US$7,888))	112,533	111,469	16,443
Inventories	30,987	35,794	5,280
Prepaid expenses and other receivables	17,524	17,397	2,566
Total current assets	3,671,308	3,889,359	573,711
Property, plant and equipment, net	551,434	545,684	80,493
Non-current deposits	237,487	237,810	35,079
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; June 30, 2017: RMB68,386 (US$10,087))	135,148	129,498	19,102
Inventories	68,775	69,497	10,251
Intangible assets, net	106,686	105,531	15,567
Available-for-sale equity securities	200,790	184,829	27,264
Other investment	189,129	189,129	27,898
Deferred tax assets	22,155	24,098	3,555
Total assets	5,182,912	5,375,435	792,920

LIABILITIES
Current liabilities
Convertible notes, net	1,031,154	—	—
Accounts payable	11,060	14,251	2,102
Accrued expenses and other payables	65,162	85,003	12,539
Deferred revenue	323,690	347,074	51,196
Amount due to related party	4,679	10,459	1,543
Income tax payable	11,383	13,641	2,012
Total current liabilities	1,447,128	470,428	69,392
Non-current deferred revenue	1,569,579	1,648,138	243,113
Other non-current liabilities	302,233	315,725	46,572
Deferred tax liabilities	21,423	21,274	3,138
Total liabilities	3,340,363	2,455,565	362,215

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 113,661,641 shares issued and 113,524,742 shares outstanding as of June 30, 2017	50	78	12
Additional paid-in capital	936,417	1,967,406	290,208
Treasury stock, at cost (March 31 and June 30, 2017: 136,899 shares, respectively)	(2,815)	(2,815)	(415)
Accumulated other comprehensive income	24,428	772	114
Retained earnings	879,775	948,910	139,972
Total equity attributable to China Cord Blood Corporation	1,837,855	2,914,351	429,891
Non-controlling interests	4,694	5,519	814
Total equity	1,842,549	2,919,870	430,705
Total liabilities and equity	5,182,912	5,375,435	792,920

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended June 30, 2016 and 2017

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in thousands except per share data)

Revenues	172,952	224,222	33,074
Direct costs	(37,433)	(44,782)	(6,606)
Gross profit	135,519	179,440	26,468
Operating expenses
Research and development	(1,949)	(2,679)	(394)
Sales and marketing	(38,192)	(43,450)	(6,409)
General and administrative	(43,243)	(50,350)	(7,427)
Total operating expenses, net	(83,384)	(96,479)	(14,230)
Operating income	52,135	82,961	12,238
Other (expenses)/income, net
Interest income	4,277	4,827	712
Interest expense	(28,833)	(3,257)	(480)
Foreign currency exchange gains	135	1	—
Others	152	1,149	169
Total other (expenses)/income, net	(24,269)	2,720	401
Income before income tax	27,866	85,681	12,639
Income tax expense	(11,676)	(15,721)	(2,319)
Net income	16,190	69,960	10,320
Net income attributable to non-controlling interests	(468)	(825)	(122)
Net income attributable to China Cord Blood Corporation’s shareholders	15,722	69,135	10,198

Earnings per share:
Attributable to ordinary shares
- Basic	0.22	0.62	0.09
- Diluted	0.22	0.62	0.09

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(6,960)	(11,731)	(1,730)
- Unrealized holding losses in available-for-sale equity securities	(6,470)	(11,925)	(1,759)
Total other comprehensive losses	(13,430)	(23,656)	(3,489)
Comprehensive income	2,760	46,304	6,831

Comprehensive income attributable to non-controlling interests	(468)	(825)	(122)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	2,292	45,479	6,709

Other Events

On August 23, 2017, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months ended June 30, 2017. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated August 23, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: August 23, 2017